UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-31019
CUSIP Number: 040175101

(Check One):      ☑ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Argonaut Technologies, Inc.

Full name of registrant

Former name if applicable

220 Saginaw Drive

Address of principal executive office (Street and number)

Redwood City, CA 94063

City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The annual report on Form 10-K of Argonaut Technologies, Inc. (the “Company”) for the year ended December 31, 2004 could not be filed with the Securities and Exchange Commission within the prescribed time period for the reasons described below:

     During the 4th quarter of 2004 and the 1st quarter of 2005, the Company has been actively engaged in the process of selling the stock and /or all or substantially all of the assets of the Company. In February 2005, the Company announced that it had entered into a Stock and Asset Purchase Agreement (the “Agreement”) with Biotage AB, a Swedish Corporation, pursuant to which Biotage would purchase stock of a subsidiary of the Company and certain assets of the Company’s consumables and flash chromatography business. In March 2005, the Company amended the Agreement to increase the purchase price and to include the sale of certain assets (excluding receivables) and the assumption of specified liabilities associated with its remaining Process Development Products and Services.

     Due to the nature of the Agreement, the Company needed to prepare a thorough analysis of Financial Accounting Standard (“FAS”) No. 142, “Goodwill and Other Intangible Assets” and FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” Company management and the Company’s independent registered public accounting firm, Ernst & Young LLP, continue to review the applicability of the accounting standards to the complexities of the Agreement. The Company has recently engaged an outside valuation firm to assist in this process.

     Also contributing to the Company’s being unable to file its Form 10-K within the prescribed time is that accounting personnel of the Company, who normally prepare its Form 10-K, were needed to prepare financials statements and schedules and perform due diligence procedures required pursuant to the Agreement. The Company cannot file its Form 10-K within the prescribed time, in addition to the work required in connection with the Agreement, without significant additional effort and expense.

     Argonaut Technologies, Inc. files this report for a 15 day extension, from March 31 to April 15, 2005, for filing its Annual Report on Form 10-K for the period ended December 31, 2004. The Company will not file its Form 10-K by March 31, 2005 because it will be unable to complete the preparation of its consolidated financial statements by the initial filing date without significant additional effort and expense. The Company anticipates that it will be able to file its complete Annual Report on Form 10-K by April 15, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David Foster (Name)	(650) (Area Code)	716-1517 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑  Yes  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  No  ☑

Argonaut Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:March 31, 2005	By:	/s/ Lissa A. Goldenstein
Lissa A. Goldenstein
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).